SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH DECEMBER 22, 2004

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 415-1140
ri@brasiltelecom.com.br

Media Relations
1 (212) 983-1702
ivette.almeida@annemcbride.com

Free Translation

BRASIL TELECOM S.A.
Publicly traded company
Corporate Taxpayer Registration CNPJ/MF 76.535.764/0001-43
Board of Trade NIRE 53 3 0000622 9

MATERIAL FACT

CREDIT OF INTEREST ON SHAREHOLDERS’ EQUITY

We hereby inform Brasil Telecom S.A.’s (“Company”) shareholders that the Company’s Executive Management deliberated, following a delegation from the Board of Directors specified on a meeting held on December 12th, 2003 and on December 21st, 2004, the credit of Interest on Shareholders’ Equity in the amount of R$206,400,000.00 (two hundred six million and four hundred thousand reais), which corresponds to a gross amount of R$0.381097658 per one thousand shares and an amount net of income tax of R$0.323933009 per one thousand common and preferred shares, as pursuant to Article 9 of Law 9,249 of December 26th, 1995 and to the Brazilian Securities Exchange Commission’s (Comissão de Valores Mobiliários) Deliberation 207/96.

Eventual changes in the amount that will be paid per one thousand shares may occur as pursuant to Article 16 of the Brazilian Securities Exchange Commission’s Instruction 10, issued on February 14th, 1980, considering that the Board of Directors approved a shares buyback program, on a meeting held on September 13th, 2004.

I – Income Tax Withheld: Income tax of 15% will be withheld from the amount of credit of Interest on Shareholders’Equity, except for those shareholders proven to have fiscal exemption or with differentiated taxation.

II – Date of the Credit: December 31st, 2004.

III – Date of Trading “ex-Interest on Shareholders’ Equity”: As of January 4th, 2005, Brasil Telecom S.A.’s shares will trade “Ex-Interest on Shareholders’ Equity”, considering the shares deposited on January 3rd, 2005.

IV – Information on the Payment and Credit of Dividends: Interest on Shareholders’ Equity may be accounted for as dividends relative to the fiscal year 2004 and is subject to the approval of the 2005 Ordinary General Shareholders’Meeting. The payment date, when deliberated, will be announced through a notice to shareholders.

V – Proof of Tax Exemption or Differentiated Taxation
Shareholders exempted from income tax or with differentiated taxation, according to the Brazilian tax legislation, shall prove such condition to the Custodian Bank Banco Bradesco S.A., Departamento de Ações e Custódia, Prédio Amarelo, 2o Andar, Cidade de Deus, Vila Yara – Zip Code 06.029-900 – Osasco – SP, until January 6th, 2005.

Brazil, Brasília, December 22nd, 2004.

Carla Cico
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 22, 2004

BRASIL TELECOM S.A.

By:	/S/ Carla Cico
Name: Carla Cico Title: President and Chief Executive Officer